

Second Quarter 2018
Earnings Conference Call

August 9, 2018



Forward-Looking Statements and Use of Non-GAAP Measures

Certain statements contained in this presentation may qualify as "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact should be considered forward-looking statements made in good faith and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe", "expect", "estimate", "forecast", "goal", "intend", "objective", "plan", "project", "seek", "strategy", "target", "will" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the statements.

These risks and uncertainties include, but are not limited to, the following: general economic conditions on an international, national, state and local level; weather conditions in our marketing areas; changes in commodity costs; changes in the availability of natural gas; "non-routine" or "extraordinary" disruptions in our distribution system; regulatory, legislative and court decisions; competition; the availability and cost of capital; costs and effects of legal proceedings and environmental liabilities; the failure of customers or suppliers to fulfill their contractual obligations; and changes in business strategies. These cautionary statements should not be construed by you to be exhaustive. While SJI believes these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience. Further, SJI undertakes no obligation to update or revise any of its forward-looking statements, whether as a result of new information, future events or otherwise.

This presentation includes certain non-GAAP financial measures, which the Company believes are useful in evaluating its performance. You should not consider the presentation of this additional information in isolation or as a substitute for results prepared in accordance with GAAP. The Company has provided reconciliations of comparable GAAP to non-GAAP measures in tables found in the supplemental information portion of this presentation.

Investor Contact:
Daniel Fidell
609-561-9000 x7027
dfidell@sjindustries.com

Investor Contact:
Eric Jacobson
609-561-9000 x4363
ejacobson@sjindustries.com

Media Contact:
Marissa Travaline
609-561-9000 x4227
mtravaline@sjindustries.com



Participants on Today's Call

Michael J. Renna
President and
Chief Executive Officer



Stephen H. Clark
Executive Vice President
and Chief Financial Officer





Executive Summary

- **1H'18 Accomplishments:**
  - ✓ Elizabethtown Gas (ETG) and Elkton Gas (Elkton) acquisitions completed in July
  - ✓ Sale of Solar Assets Announced in June
  - ✓ Multi-Year Extension of SHARP Program in May
  - ✓ Strategic Review of Non-Core, Non-Regulated Businesses Ongoing

- **Earnings Performance:**
  - ✓ 2Q'18 economic earnings were $0.07 per diluted share compared to $0.06 per diluted share last year, reflecting higher earnings at Energy Services and Midstream and despite increased average shares tied to acquisition-related equity offering in April
  - ✓ YTD'18 economic earnings were $1.29 per diluted share compared to $0.78 per diluted share last year, reflecting record earnings at South Jersey Gas and improved results from Energy Group and Energy Services
  - ✓ Reaffirmed 2018 economic earnings guidance of $1.57 to $1.65 per diluted share for SJI, excluding impacts of acquisitions and divestitures

- **2H'18 Priorities:**
  - Integration of ETG and Elkton acquisitions
  - Conclude Sale of Solar Assets and Deploy Proceeds
  - Complete Review of Remaining Non-Core, Non-Regulated Businesses
  - Secure Remaining Permits for PennEast Pipeline
  - Provide Growth Outlook of Newly-Combined Company at Investor Conference



Business Transformation On Track



- In 2015, began planned shift in operating strategy toward a more regulated business mix

- Plan driven by desire to increase the quality of earnings by increasing investment in utility and FERC-regulated assets that provide highly-visible cash flows and earnings

- Plan also sought to reduce earnings volatility and optimizing the value of our non-core, non-regulated businesses

- In 2016, announced cessation of new investment in solar projects, reduced our portfolio of on-site energy production businesses, and significantly strengthened our balance sheet through a successful equity offering

- In 2017, announced plan to acquire ETG and Elkton, and received Certificate of Public Convenience and Necessity for PennEast from FERC

- In 2018, completed acquisition of ETG and Elkton and announced sale of solar assets

Executing on Strategic Priorities

Economic Earnings Growth

- NJ Rate Case Settled
- AIRP II Extended
- SHARP II Extended
- Steady Customer Growth
- Liquefaction Facility Operational
- CNG Stations Built

Improve Quality of Earnings

- Increased Focus on Regulated Investments
- Additional Fuel Management Contracts Signed
- Solar Assets Sold
- Ongoing Review Of Non-Core, Non-Regulated Businesses

Strengthen Balance Sheet

- 2016 and 2018 Secondary Offerings
- Deployment of Solar Sale Proceeds
- Commitment To Solid Investment Grade Credit Rating

Regulated Focus

- Elizabethtown Gas and Elkton Gas Acquisitions
- PennEast Pipeline
- B.L. England
- Other Midstream Opportunities

SJI

Delivering Shareholder Value



Economic Earnings[1]

2013-2017 CAGR Excluding ITCs: 13.0%

Year	Non-ITC	ITC	Total
2013	$60.2	$36.9	$97.1
2014	$73.7		$104.0
2015	$60.7		$99.0
2016	$93.7		$102.8
2017	$98.1		$98.1

■ Non-ITC   ■ ITC



Dividends[2]

2013-2017 CAGR: 5.1%

Year	Dividend
2013	$0.90
2014	$0.96
2015	$1.02
2016	$1.07
2017	$1.10

1. SJI uses the non-GAAP measure of Economic Earnings (EE.) EE eliminates all unrealized gains and losses on commodity and on the ineffective portion of interest rate derivative transactions; adjusts for realized gains and losses attributed to hedges on inventory transactions and for the impact of transactions or contractual arrangements where the true economic impact will be realized in a future period or was realized in a previous period.
2. Based on actual dividends paid in each respective year



7

Acquisitions of ETG and Elkton Completed

Transaction

- In October 2017, announced acquisitions of Elizabethtown Gas (ETG) in New Jersey and Elkton Gas (Elkton) in Maryland in a $1.7B transaction, with an effective purchase price of $1.5B. [1]

- Transformative transaction that reinforces regulated business mix and builds scale, increasing rate base by 45%.

- Accretive to 2020 economic earnings per share, building off ETG and Elkton 2016 standalone net income of $35 million.

- Visibility for growth well beyond SJI standalone 5-year plan.

Recent Developments

- In December 2017, filed for regulatory approval in New Jersey (NJBPU). In January, filed for regulatory approval in Maryland (MPSC).

- In February, received approval from Federal Communications Commission (FCC) and Hart-Scott-Rodino.

- In April, completed an offering of equity units and common stock as part of our permanent financing plan.

- In May/June, received MPSC and NJBPU regulatory approvals.

- On July 1, announced closing of the transactions



(1) Adjusted for approximately $200M tax basis step-up

Acquisition Rationale

Improves SJI's Business Risk Profile

- In line with SJI's strategic shift to focus on regulated investments

- Meaningfully adds to regulated business mix

- Expands gas utility rate base by ~45% and customer base by ~78%

Leverages Strong, Existing Regulatory Relationships in NJ

- Elizabethtown to benefit from SJI's existing regional expertise and constructive relationship with New Jersey regulators

- Customers will benefit from SJI's commitment to the state and local communities it serves

Growth and Earnings Accretion

- Enhances the path to long-term, high-quality growth

Enhanced Utility Investment Opportunity

- Provides significant investment opportunity through the replacement of aging gas distribution infrastructure via accelerated recovery programs that focus on safety, reliability and storm hardening

- Elizabethtown has ~$800 million of potential investment to replace aging infrastructure through 2026, plus additional investment opportunities totaling ~$450 million over the same period

	Elizabethtown Gas
Customers (2017)	292,000
Rate Base ($mil)	$757 [1]
2017 Net Income ($mil)	$34
2017 EBITDA ($ mil)	$99 [2]
Cumulative 2018-2022E Capex ($ mil)	$673
Approved Equity Capitalization	46%
2017 Throughput (Mdts)	51.4
Distribution Miles	3,207
Transmission Miles	15

1   Based on currently-authorized rate base
2   See GAAP / Non-GAAP reconciliation in our financial statements.



Sale of Solar Assets

Transaction

- As part of our business transformation plan, we are seeking to optimize the value of our non-core, non-regulated businesses.

- In June 2018, we entered into an agreement to sell our portfolio of solar energy projects to an entity managed by Goldman Sachs Asset Management (GSAM) for approximately $350 million in cash.

- The projects, located at 143 sites across New Jersey, Maryland, Massachusetts and Vermont, provide power to schools, hospitals, and commercial and industrial facilities.

- We received $62.5 million of the purchase price in July, with the balance to be received over the next several months as individual projects in the portfolio satisfy closing conditions.

- We expect nearly all projects in the portfolio will satisfy their closing conditions prior to December 31, 2018.

- We are evaluating optimal deployment of the anticipated proceeds from the sale, including potential repayment of outstanding indebtedness and potential reduced share issuance under our existing forward equity agreement.



PennEast Pipeline Project

- $200M investment with FERC level returns projected

- 20% equity owner in $1.0B+, 1 BCF, 118-mile interstate pipeline from Marcellus region of PA into NJ

- Fully subscribed; 80% of capacity under 15-year agreements

- Contributed $1.2M to 1H 2018 earnings

- In January 2018, PennEast received its Certificate of Public Convenience and Necessity from FERC

- With this approval, we moved to the next phase to obtain survey access and submit completed applications for water permits in New Jersey and with the Delaware River Basin Commission (DRBC)

- We continue to work with our PennEast partners as this critical infrastructure project moves through the state-level permitting processes.

- At this point, we are working through the details of gaining access to remaining land parcels along the route in order to confirm field-level environmental data for our permits.

- We will update the project timeline once we have clarity on completion dates for our state-level permitting; however, we do expect to commence construction on the project in late 2019.



Project Status	Timeline
Application Submitted	September, 2015
FERC Draft EIS Issued	July, 2016
Final EIS Issued	April, 2017
FERC Approval	January, 2018



Earnings Performance – Q2'18 Versus Q2'17

Second Quarter Ended June 30

GAAP Earnings	Millions			Per Diluted Share		
	2018	2017	+/-	2018	2017	+/-
South Jersey Gas	$1.6	$2.3	($0.7)	$0.02	$0.03	($0.01)
Midstream	0.9	0.4	0.5	0.01	0.01	0.01
Energy Group	(5.7)	(11.5)	5.7	(0.07)	(0.14)	0.08
Energy Services	(77.5)	1.1	(78.6)	(0.92)	0.01	(0.94)
Other	(13.1)	0.1	(13.2)	(0.16)	(0.01)	(0.15)
	($93.8)	($7.6)	($86.2)	($1.12)	($0.10)	($1.01)

Second Quarter Ended June 30

Economic Earnings	Millions			Per Diluted Share		
	2018	2017	+/-	2018	2017	+/-
South Jersey Gas	$1.6	$2.3	($0.7)	$0.02	$0.03	($0.01)
Midstream	0.9	0.4	0.5	0.01	0.01	0.01
Energy Group	0.2	0.6	(0.3)	0.00	0.01	(0.00)
Energy Services	2.8	1.1	1.7	0.03	0.01	0.02
Other	(0.0)	0.1	(0.1)	(0.00)	0.00	(0.00)
	$5.5	$4.5	$1.0	$0.07	$0.06	$0.01

*SJI uses the non-GAAP measure of Economic Earnings when discussing results. A full explanation and reconciliation of this non-GAAP measure is provided under "Explanation and Reconciliation of Non-GAAP Financial Measures" in the Earnings Release.



Earnings Performance – YTD'18 Versus YTD'17

Year-to-Date Period Ended June 30

GAAP Earnings	Millions			Per Diluted Share		
	2018	2017	+/-	**2018**	2017	+/-
South Jersey Gas	**68.3**	48.7	19.6	**0.83**	0.61	0.22
Midstream	**1.2**	2.4	(1.2)	**0.02**	0.03	(0.02)
Energy Group	**46.8**	(19.6)	66.4	**0.57**	(0.24)	0.81
Energy Services	**(80.2)**	(3.2)	(77.0)	**(0.97)**	(0.04)	(0.93)
Other	**(18.6)**	1.8	(20.4)	**(0.24)**	0.02	(0.26)
	17.5	30.1	(12.6)	**0.21**	0.38	(0.18)

Year-to-Date Period Ended June 30

Economic Earnings	Millions			Per Diluted Share		
	2018	2017	+/-	**2018**	2017	+/-
South Jersey Gas	**$68.3**	$48.7	$19.6	**$0.83**	$0.61	$0.22
Midstream	**$1.2**	$2.4	(1.2)	**$0.02**	$0.03	(0.02)
Energy Group	**$36.2**	$10.4	25.8	**$0.44**	$0.13	0.31
Energy Services	**0.1**	(1.3)	1.4	**0.00**	(0.01)	0.02
Other	**0.1**	1.8	(1.7)	**0.00**	0.02	(0.02)
	$105.9	$62.0	$43.9	**$1.29**	$0.78	$0.51

*SJI uses the non-GAAP measure of Economic Earnings when discussing results. A full explanation and reconciliation of this non-GAAP measure is provided under "Explanation and Reconciliation of Non-GAAP Financial Measures" in the Earnings Release.



South Jersey Gas – Earnings Performance

| | Second Quarter Ended June 30 | | | | | | Year-to-Date Period Ended June 30 | | | | | |
| | Millions | | | Per Diluted Share | | | Millions | | | Per Diluted Share | | |
Economic Earnings	2018	2017	+/-	2018	2017	+/-	2018	2017	+/-	2018	2017	+/-
South Jersey Gas	$1.6	$2.3	($0.7)	$0.02	$0.03	($0.01)	$68.3	$48.7	$19.6	$0.83	$0.61	$0.22
Midstream	0.9	0.4	0.5	0.01	0.01	0.01	$1.2	$2.4	(1.2)	$0.02	$0.03	(0.02)
Energy Group	0.2	0.6	(0.3)	0.00	0.01	(0.00)	$36.2	$10.4	25.8	$0.44	$0.13	0.31
Energy Services	2.8	1.1	1.7	0.03	0.01	0.02	0.1	(1.3)	1.4	0.00	(0.01)	0.02
Other	(0.0)	0.1	(0.1)	(0.00)	0.00	(0.00)	0.1	1.8	(1.7)	0.00	0.02	(0.02)
	$5.5	$4.5	$1.0	$0.07	$0.06	$0.01	$105.9	$62.0	$43.9	$1.29	$0.78	$0.51

- **Overview**: Our gas utility segment includes the regulated gas distribution operations of South Jersey Gas (SJG).

- **Economic Earnings:** Q2'18 results, a seasonally slow period, reflect slightly higher operating costs partially offset by slightly higher utility margin[1]. Strong YTD'18 results (+40% vs. last year) reflect an increase in utility margin driven by our base rate case settlement, the roll-in of investments for infrastructure replacement and improvement and customer growth partially offset by higher operating costs tied to personnel, governance, compliance and system maintenance. These investments are aimed at improving efficiency and productivity for the benefit of customers. Tax Reform had the impact of reducing both utility margin and income tax expense by $15.7 million YTD.

- **ETG and Elkton:** On July 1, 2018, we completed the acquisitions of Elizabethtown Gas (ETG) and Elkton Gas (Elkton). Accordingly, our utility segment will include the operations of these entities beginning in the third quarter ending September 30, 2018.

[1] We define utility margin, a non-GAAP measure, as natural gas revenues less natural gas costs, regulatory rider expenses and related volumetric and revenue-based energy taxes.

Midstream – Earnings Performance

Economic Earnings	Second Quarter Ended June 30											Year-to-Date Period Ended June 30											
	Millions				Per Diluted Share							Millions				Per Diluted Share					
	2018	2017	+/-		2018	2017	+/-					2018	2017	+/-		2018	2017	+/-			
South Jersey Gas	$1.6	$2.3	($0.7)		$0.02	$0.03	($0.01)					$68.3	$48.7	$19.6		$0.83	$0.61	$0.22			
Midstream	0.9	0.4	0.5		0.01	0.01	0.01					$1.2	$2.4	(1.2)		$0.02	$0.03	(0.02)			
Energy Group	0.2	0.6	(0.3)		0.00	0.01	(0.00)					$36.2	$10.4	25.8		$0.44	$0.13	0.31			
Energy Services	2.8	1.1	1.7		0.03	0.01	0.02					0.1	(1.3)	1.4		0.00	(0.01)	0.02			
Other	(0.0)	0.1	(0.1)		(0.00)	0.00	(0.00)					0.1	1.8	(1.7)		0.00	0.02	(0.02)			
	$5.5	$4.5	$1.0		$0.07	$0.06	$0.01					$105.9	$62.0	$43.9		$1.29	$0.78	$0.51			

- **Overview**: Our Midstream segment includes our 20% equity investment in the PennEast Pipeline project (PennEast). PennEast is a planned $1B+, 1 Bcf, 120-mile interstate pipeline running from the Marcellus region of Pennsylvania into New Jersey.

- **Economic Earnings**: Q2'18 results reflect Allowance for Funds Used During Construction (AFUDC) related to the project. YTD'18 comparisons are skewed, reflecting strong results in Q1'17 tied to a catch-up of AFUDC related to prior periods that had not been deemed appropriate to record until original receipt of Federal Energy Regulatory Commission (FERC) approval.

- **Project Status**: We continue to work with our PennEast partners as this critical infrastructure project moves through the state-level permitting processes. At this point, we are working through the details of gaining access to remaining land parcels along the route in order to confirm field-level environmental data for our permits. We will update the project timeline once we have clarity on completion dates for our state-level permitting; however, we do expect to commence construction on the project in late 2019.



Energy Group – Earnings Performance

| | Second Quarter Ended June 30 | | | | | | | Year-to-Date Period Ended June 30 | | | | | | |
| | Millions | | | Per Diluted Share | | | | Millions | | | Per Diluted Share | | | |
Economic Earnings	2018	2017	+/-		2018	2017	+/-		2018	2017	+/-		2018	2017	+/-
South Jersey Gas	$1.6	$2.3	($0.7)		$0.02	$0.03	($0.01)		$68.3	$48.7	$19.6		$0.83	$0.61	$0.22
Midstream	0.9	0.4	0.5		0.01	0.01	0.01		$1.2	$2.4	(1.2)		$0.02	$0.03	(0.02)
Energy Group	0.2	0.6	(0.3)		0.00	0.01	(0.00)		$36.2	$10.4	25.8		$0.44	$0.13	0.31
Wholesale Marketing	(0.6)	(1.1)	0.6		(0.01)	(0.01)	0.01		32.6	6.6	26.0		0.40	0.08	0.31
Fuel Management	1.4	1.3	0.2		0.02	0.02	0.00		4.2	2.7	1.6		0.05	0.03	0.02
Retail Marketing	(0.6)	0.4	(1.0)		(0.01)	0.00	(0.01)		(0.8)	1.0	(1.8)		(0.01)	0.01	(0.02)
Other	0.0	0.1	(0.0)		0.00	0.00	(0.00)		0.1	0.1	(0.1)		0.00	0.00	(0.00)
Energy Services	2.8	1.1	1.7		0.03	0.01	0.02		0.1	(1.3)	1.4		0.00	(0.01)	0.02
Other	(0.0)	0.1	(0.1)		(0.00)	0.00	(0.00)		0.1	1.8	(1.7)		0.00	0.02	(0.02)
	$5.5	$4.5	$1.0		$0.07	$0.06	$0.01		$105.9	$62.0	$43.9		$1.29	$0.78	$0.51

- **Overview**: The Energy Group segment includes our non-regulated operations engaged in fuel supply management services and wholesale and retail gas and electric commodity marketing.

- **Economic Earnings**: Q2'18 results reflect a continuation of weakness from retail marketing given increased competition and tighter margins partially offset by improved results from the wholesale and fuel management businesses. Strong YTD'18 results primarily reflects wholesale portfolio optimization during cold weather in January compared with extremely warm weather in Q1'17, a larger portfolio of fuel management contracts (six) compared with last year (five) and the impact of federal tax reform.

- **Outlook:** With the Lackawanna facility coming on line in late June, we are now managing fuel supply activities for seven facilities with two more expected to begin operations in Q3'18, providing low-risk earnings growth from this business line.

Note: sub-segment earnings and per share data may not add up due to rounding error.



Energy Services – Earnings Performance

| | Second Quarter Ended June 30 | | | | | | | Year-to-Date Period Ended June 30 | | | | | | |
| | Millions | | | Per Diluted Share | | | | Millions | | | Per Diluted Share | | |
Economic Earnings	2018	2017	+/-	2018	2017	+/-		2018	2017	+/-	2018	2017	+/-
South Jersey Gas	$1.6	$2.3	($0.7)	$0.02	$0.03	($0.01)		$68.3	$48.7	$19.6	$0.83	$0.61	$0.22
Midstream	0.9	0.4	0.5	0.01	0.01	0.01		$1.2	$2.4	(1.2)	$0.02	$0.03	(0.02)
Energy Group	0.2	0.6	(0.3)	0.00	0.01	(0.00)		$36.2	$10.4	25.8	$0.44	$0.13	0.31
Energy Services	2.8	1.1	1.7	0.03	0.01	0.02		0.1	(1.3)	1.4	0.00	(0.01)	0.02
CHP	0.2	(0.3)	0.6	0.00	(0.00)	0.01		0.4	(0.0)	0.4	0.00	(0.00)	0.00
Solar	2.8	2.2	0.6	0.03	0.03	0.00		0.3	0.1	0.2	0.00	0.00	0.00
Landfills	(0.7)	(0.9)	0.2	(0.01)	(0.01)	0.00		(1.5)	(1.6)	0.0	(0.02)	(0.02)	0.00
Other	0.5	0.1	0.3	0.01	0.00	0.00		0.9	0.2	0.7	0.01	0.00	0.01
Other	(0.0)	0.1	(0.1)	(0.00)	0.00	(0.00)		0.1	1.8	(1.7)	0.00	0.02	(0.02)
	$5.5	$4.5	$1.0	$0.07	$0.06	$0.01		$105.9	$62.0	$43.9	$1.29	$0.78	$0.51

- **Overview**: The Energy Services segment consists of our energy production portfolio including solar, combined heat and power (CHP) and landfill gas-to-electric assets.

- **Economic Earnings**: Q2'18 and YTD results primarily reflect improvement from our CHP and solar businesses offset in part by increased costs and higher interest expense.

- **Solar Sale**: In June 2018, we announced the sale of our solar assets to an entity managed by Goldman Sachs Asset Management for approximately $350 million in cash. SJI received $62.5 million of the purchase price in July, with the balance to be received over the next several months as individual projects in the portfolio satisfy closing conditions. We expect nearly all projects in the portfolio will satisfy their closing conditions prior to December 31, 2018.

Note: sub-segment earnings and per share data may not add up due to rounding error.



Guidance

2018

- We are reaffirming our previous 2018 economic earnings guidance of $1.57 to $1.65 per fully-diluted share for SJI, excluding impacts of acquisitions and divestitures.

- This range reflects our strong performance in the first half of 2018, including improved results from both our gas utility and non-regulated wholesale marketing and fuel management operations earlier this year, as well as impacts from tax reform.

- We continue to expect that our regulated businesses (SJG and Midstream) will provide 65 to 72 percent of 2018 economic earnings for SJI, excluding impacts of acquisitions and divestitures.

Longer-Term

- We previously provided 2020 economic earnings guidance of $160 million.

- With the closing of our acquisitions of ETG and Elkton and the sale of our solar assets, we plan to provide a detailed review of our combined company growth outlook at our upcoming Investor Conference.

SEGMENT	EXPECTED CONTRIBUTION TO 2018 ECONOMIC EARNINGS
REGULATED	
Gas Utility	**63% - 67%**
Midstream	**2% - 5%**
NON-REGULATED	
Energy Group	**28% - 33%**
Energy Services	(1)% - 3%

Tax Reform Impacts

2018-2020 Income Statement	
South Jersey Gas	Annual benefit due to higher rate base. Amount dependent upon regulatory action and timing of base rate cases.
Non-Utility and Corporate	Annual benefit due to lower tax rate. Projected to be approximately $10M by 2020.
Cash Flow	
SJI	Annual cash flow decrease of $20-40M expected due to return to excess deferred taxes to customers and an increase in cash taxes to be paid sooner than expected resulting from the elimination of bonus depreciation. Actual amount is dependent upon regulatory action.





Appendix



SJI Organizational Structure



Regulated

SJI Utilities

South Jersey Gas

Regulated Natural Gas Distribution Company

New Subsidiaries

Elizabethtown | **Elkton**

Regulated Natural Gas Distribution Companies

SJI Midstream

FERC-Regulated Gas Pipelines/Projects

Non-Regulated

South Jersey Energy Solutions

Energy Services

- Fee/commission-based account services businesses
- Energy production portfolio (solar, CHP, landfill gas to electric)(1)

Energy Group

- Fuel supply management services
- Wholesale natural gas commodity marketing

(1) The Company is currently exploring the potential divestiture of certain of these assets. Sale of solar assets was announced in June, 2018.

GAAP Reconciliation to Economic Earnings – 2Q'18



South Jersey Gas – Performance Drivers

In millions[1]	Q2	YTD	Performance Notes
2017 Net Income	**$2.3**	**$48.7**	
Customer Growth	▲ $0.3	▲ $1.3	1.6% YOY customer growth
Accelerated Infrastructure Investments	▲ $0.2	▲ $2.5	AIRP and SHARP investments
Rate Case Investments	▲ $3.0	▲ $16.0	Rate Case investments roll-in to base rates November 1, 2017
O&M Expenses[2]	▼ ($1.2)	▼ ($2.4)	Resource investments supporting future growth
Depreciation[3]	▼ ($0.3)	▼ ($0.7)	Additional assets placed in service
Interest Charges – Net of Capitalized[3]	▼ ($0.6)	▼ ($1.1)	Increased levels of debt and higher interest rates
Reduction in Tax Expense	▼ ($1.8)	▲ $3.8	
Other	▼ ($0.3)	▲ $0.2	
2018 Net Income	**$1.6**	**$68.3**	

[1] Slide depicts changes to period over period net income, it is not intended to be a substitute for financial statements
[2] Excludes expenses where there is a corresponding credit in operating revenues (i.e., no impact on our financial results)
[3] Expenses associated with accelerated infrastructure investments are reflected within that line item



South Jersey Gas - Customer Growth Trends

Strong customer growth

% net growth	+1.7%	+1.4%	+1.3%	+1.7%	+1.2%	+1.6%	+1.7%[1]



Gross Customer Additions

- ■ Conversions: Commercial
- ■ Conversions: Residential
- ■ New construction: Commercial
- ■ New construction: Residential

Competitive economics of gas vs. other fuels



Annual Commodity Cost for a Typical Residential Customer[2]

(1) Reflects year-over-year net growth
(2) Based on EIA expected winter 17/18 expenditures



Utility Customer Growth



	12 Months Ended June 30, 2018
Margin Growth from Customer Additions	$2.3M
Conversions	6,581
New Construction	2,138
Total Gross Customer Additions	8,719
Net Customer Additions	5,913
Year Over Year Net Growth Rate	1.6%



Successful Equity Offering Completed in April 2018

Common Stock	**Common Equity** ▪ $168M in net proceeds ▪ 5.9M shares issued, including overalottment ▪ Issued at $29.50 Per Share
	Forward Sale ▪ $200M in potential proceeds ▪ 6.8M shares at $29.50 Per Share ▪ Forward sale can be adjusted depending on capital needs

Equity Units	▪ $279M in net proceeds ▪ 5.75 million units issued, including overalottment ▪ Issued at $50 Per Unit
	Each unit is comprised of two parts: ▪ Purchase contract to buy SJI shares that pays 3.55% per year; number of shares (8.1 - 9.7 million shares) dependent on price of SJI stock at settlement ▪ 5% interest in re-marketable junior subordinated notes (RSNs) that pay 3.7% annual interest

